Exhibit 4.46

Annex 3

To the Cash Pooling Agreement

Act of accession

Polca, 5 Place du Champ de Mars, 1050 Brussels, Belgium,

To the attention of the Director,

Re: Accession to the Polca Cash Pooling Agreement (the “Agreement”) of Cdiscount International BV (the “participating Company”)

1.                                      All terms used herein shall have the same meaning as defined in the Agreement.

2.                                      Cdiscount International BV confirms having received and read all the provisions of the Agreement as well as any other information, document considered useful and necessary for the Agreement and its implementation.

3.                                      Cdiscount International BV states to be controlled directly or indirectly by Casino Guichard Perrachon within the meaning of the definition of the term “Casino Group” found in Article 1 of the Agreement.

4.                                      Cdiscount International BV confirms having provided Polca with its latest financial accounts, including financial information on its equity and its financial debts, in accordance with Article 6.2 of the Agreement, on the basis of which the Maximum Amount of Advances is set to 70 million (Seventy million) euros.

5.                                      Cdiscount International BV hereby agrees to be a Participating Company within the meaning of the Agreement, endorses each of the representations provided for in Article 9 of the Agreement, agrees to be bound without reservation by the terms and conditions of the Agreement, to benefit from all the rights it creates and engages to perform all the obligations imposed upon it.

6.                                      For the purpose of participating to the cash pooling transactions provided for in the Agreement, Cdiscount International BV states that the account No. NL43 SOGE 0270 2335 39 opened with the Bank should be considered as its Secondary Account for the purposes of the Agreement.

7.                                      We confirm having the authority and capacity to sign the Act of accession to the Agreement.

8.                                      Please note that all correspondences relating to the Agreement will be sent by postal letter, fax, e-mail, telephone at :

•        Hans Loevendie

•        Mail : hloevendie@qroupe-casino.fr

•        Professor Dr Dorgelolaan 30-D — 5613 AM — EINDHOVEN

For the purposes of articles 3 and 4 of the Agreement, only the person bellow or substituted will have exclusively the capacity and the authority to represent us:

•        Hans Loevendie

Professor Dr Dorgelolaan 30-D — 5613 AM — EINDHOVEN

9.                                      As we have negotiated and agreed, we have noted that the date of entry into force of the Agreement toward us is fixed to 1st of August 2014.

For the good shape, please return to us one of the two originals of these preceded by the words “read and approved” and your handwritten signature.

Kind regards,

Done at Eindhoven, on 01/08/2014

Cdiscount International BV

by	/s/ Hans Loevendie
Hans Loevendie